Exhibit 10

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the

Nine Months Ended September 30, 2024

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Amounts in tables in this Exhibit 10 to this annual report on Form 18-K may not sum exactly due to rounding differences.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth AIIB’s capitalization and indebtedness as of December 31, 2023 and does not give effect to any transaction since December 31, 2023:

As of December 31, 2023
(in thousands of US$)
Borrowings	30,528,131
Members’ equity
Paid-in capital	19,405,400
Reserves for accretion of paid-in capital receivables	(994)
Reserves for unrealized (loss) on fair-valued borrowings arising from changes in own credit risk	(51,740)
Retained earnings	2,096,191

Total members’ equity	21,448,857

Since December 31, 2023 and through September 30, 2024, there have been no material changes to the capitalization and indebtedness of AIIB, except for (i) an increase of US$987.9 million in retained earnings and (ii) the changes in amounts of outstanding borrowings reflected in the following table and the note to the table. The following table sets forth the notional amounts of AIIB’s outstanding borrowings as of December 31, 2023 and as of September 30, 2024:

	As of September 30, 2024(1)(2)		As of December 31, 2023(1)(2)
Currency	Notional Amount (in millions)	Notional Amount (in millions of US$)	Notional Amount (in millions)	Notional Amount (in millions of US$)
Australian dollars	1,550.00	1,073.69	1,550.00	1,057.41
Chinese yuan	16,223.00	2,316.41	11,685.00	1,643.03
Euro	2,650.00	2,969.59	1,650.00	1,825.07
Georgian lari	266.60	97.75	266.60	99.20
Hong Kong dollars	4,720.00	607.65	5,860.00	750.20
Indian rupee	84,570.00	1,008.92	23,570.00	283.31
Indonesian rupiah	1,017,000.00	71.19	1,137,000.00	68.22
Mexican pesos	15,151.75	770.16	10,500.00	620.03
Philippine pesos	4,800.00	85.68	6,900.00	124.61
Polish zloty	100.00	26.19	100.00	25.46
Pound sterling	3,300.00	4,427.94	2,550.00	3,248.70
Russian rubles	6,677.70	71.45	6,677.70	74.72
South African rand	500.00	29.21	560.00	30.16
Swiss franc	200.00	237.14	200.00	237.73
Thai baht	350.00	10.87	350.00	10.21
Turkish lira	8,900.00	260.41	12,310.00	416.57
U.S. dollars	22,100.00	22,100.00	20,125.00	20,125.00

Total		36,164.25		30,639.62

Notes:

(1)

The amounts set forth in this table exclude amounts of borrowings issued pursuant to AIIB’s European Commercial Paper Programme (the “ECP Programme”). Under the ECP Programme, during the nine-month period ended September 30, 2024, AIIB issued an aggregate amount of US$3,753.8 million of zero coupon notes and redeemed an aggregate amount of US$3,497.1 million equivalent of zero coupon notes, resulting in a net increase of US$256.7 million equivalent of borrowings.

(2)

The figures included in this table do not include premiums, discounts and other accounting adjustments. For the amounts of AIIB’s borrowings as of September 30, 2024, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of September 30, 2024 and Note C12 thereto, which are included in the Interim Financial Statements (as defined below) in Exhibit 11 of this annual report on Form 18-K. For the amounts of AIIB’s borrowings as of December 31, 2023, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Statement of Financial Position as of December 31, 2023 and Note C13 thereto, which are included in AIIB’s audited financial statements as of and for the year ended December 31, 2023, included in Exhibit 2 of this annual report on Form 18-K.

SELECTED FINANCIAL INFORMATION

The financial information included herein for the nine-month periods ended September 30, 2024 and September 30, 2023 and as of September 30, 2024 and December 31, 2023 is derived from the unaudited interim condensed financial statements as of and for the nine months ended September 30, 2024, including the notes thereto (the “Interim Financial Statements”), of the Bank. The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the nine-month period ended September 30, 2024 are not necessarily indicative of results to be expected for the full year 2024.

The selected financial information should be read in conjunction with the Interim Financial Statements in Exhibit 11 of this annual report on Form 18-K and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Exhibit 10 of this annual report on Form 18-K.

	Nine Months Ended September 30,
	2024	2023
	(unaudited)	(unaudited)
	(in thousands of US$)
Selected Profit and Loss Information
Interest income	1,689,626	1,381,793
Interest expense	(871,352)	(563,915)

Net interest income	818,274	817,878
Net fee and commission income	28,883	24,760
Net gain on financial instruments measured at fair value through profit or loss	162,913	190,381
Net loss on financial instruments measured at amortized cost	(181)	(4,406)
Impairment provision	55,224	(13,732)
General and administrative expenses	(190,583)	(164,222)
Net foreign exchange gain/(loss)	113,320	(142,181)

Operating profit for the period	987,850	708,478
Accretion of paid-in capital receivables	531	1,015

Net profit for the period	988,381	709,493
Other comprehensive loss
- Items will not be reclassified to profit or loss
Unrealized loss on fair-valued borrowings arising from changes in own credit risk	(143,542)	(99,229)

Total comprehensive income	844,839	610,264

	As of September 30,	As of December 31,

	2024	2023
	(unaudited)	(audited)
	(in thousands of US$)
Selected Balance Sheet Information
Total assets	60,860,064	53,792,973
Total liabilities	38,564,358	32,344,116
Total members’ equity	22,295,706	21,448,857

Total liabilities and members’ equity	60,860,064	53,792,973

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Financial Statements in Exhibit 11 of this annual report on Form 18-K.

Overview

AIIB is a multilateral development bank (“MDB”) with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China (“China”) and has an additional office in Abu Dhabi, the United Arab Emirates.

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

•

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

•

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment and digital and financial integration across Asian economies and beyond;

•

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

•	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure that there is a direct link between the Bank’s mandate, mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. In April 2021, the Bank launched its “Sustainable Development Bond Framework” which, among other things, summarizes the Bank’s sustainability commitments and the reporting that the Bank provides on its website concerning the environmental and/or social impacts of Bank financings. The Bank’s Sustainable Development Bond Framework and, unless otherwise indicated, information available on, or accessible through, AIIB’s website are not incorporated herein by reference.

Financing Portfolio

As of October 31, 2024, the Bank has approved 288 financings (including 224 loans, 36 investments in funds, five equity financings, 20 investments in fixed-income securities and three guarantees) with a total amount of US$55,344.0 million. This amount includes financings approved as of December 31, 2023 under the COVID-19 Crisis Recovery Facility (the “CRF”). Of these financings, 235 were approved by the Board of Directors with a total approved amount of US$48,632.9 million, and 53 were approved by the President, pursuant to his delegated authority to approve certain financings, with a total approved amount of US$6,711.1 million. Of the approved financings, the Bank has terminated or cancelled 13 financings. Of the 13 terminated or cancelled financings, nine were loans with a total amount of US$1,357.0 million, three were investments in funds with a total amount of US$220.0 million, and one was a fixed-income investment with a total amount of US$95.0 million.

As of October 31, 2024, the aggregate amount of approved loans, excluding terminated or cancelled loans, totaled US$45,978.7 million, of which US$14,071.5 million were committed amounts and US$28,273.7 million were disbursed amounts. Committed amounts are amounts the Bank has approved and committed to provide pursuant to legally binding documentation, but has not yet disbursed. For sovereign-backed loans, these amounts are further limited to financings for which all conditions precedent required for disbursement have been satisfied. Disbursed amounts as of October 31, 2024 are on a cash basis. Disbursed amounts included in the tables below represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of all approved loans as of October 31, 2024, 160 were sovereign-backed and 64 were non-sovereign-backed loans; 122 were co-financings and 102 were stand-alone financings.

As of October 31, 2024, approved investments in funds totaled US$3,270.0 million, of which the Bank has disbursed US$1,128.9 million.

As of October 31, 2024, approved equity financings totaled US$280.0 million, of which the Bank has disbursed US$187.7 million.

As of October 31, 2024, approved investments in fixed-income securities totaled US$3,058.3 million, of which the Bank has disbursed US$1,503.9 million.

As of October 31, 2024, approved guarantees totaled US$1,400.0 million, of which the Bank has made no disbursements.

As of October 31, 2024, approved financings (including approved financings under the CRF) span a broad range of sectors, including energy, digital infrastructure and technology, transport, urban, water, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development, health infrastructure, other productive sectors and other and, excluding multi-country financings (discussed below), would fund projects in the following members: Argentina; Azerbaijan; Bangladesh; Brazil; Cambodia; China; Cook Islands; Côte d’Ivoire; Ecuador; Egypt; Fiji; Georgia; Hong Kong, China; Hungary; India; Indonesia; Jordan; Kazakhstan; Kyrgyz Republic; Lao PDR; Maldives; Mongolia; Myanmar; Nepal; Oman; Pakistan; Philippines; Romania; Russia (as described under “–Recent Developments–AIIB Response to the Conflict in Ukraine,” all activities relating to Russia and Belarus are currently on hold and under review); Rwanda; Singapore; Sri Lanka; Tajikistan; Thailand; Türkiye; Uzbekistan; and Viet Nam. As of October 31, 2024, of the approved financings, 31 (25 investments in funds, four investments in fixed-income securities, one loan and one guarantee) were classified as multi-country financings.

Loan and Guarantee Geographic Distribution

The following table sets forth AIIB’s loan and guarantee portfolio classified by geographic distribution:

	As of September 30, 2024		As of December 31, 2023
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Central Asia	1,373.6	9.2%	831.0	7%
Eastern Asia	1,098.5	7.4%	1,171.1	10%
South-Eastern Asia	3,743.6	25.2%	986.3	8%
Southern Asia	6,039.3	40.6%	6,967.5	58%
Western Asia	1,330.6	8.9%	1,290.9	11%
Oceania	—	—	—	0%
Other Regional	—	—	—	0%
Non-Regional	1,287.6	8.7%	712.6	6%

Total Committed	14,873.3	100%	11,959.4	100%

Disbursed Amounts(2)
Central Asia	2,309.5	9.0%	2,271.4	10%
Eastern Asia	1,907.7	7.5%	1,750.1	8%
South-Eastern Asia	5,961.8	23.3%	4,224.4	19%
Southern Asia	9,519.0	37.2%	8,326.6	37%
Western Asia	4,397.9	17.2%	4,289.6	19%
Oceania	115.7	0.5%	117.0	1%
Other Regional	262.5	1.0%	270.1	1%
Non-Regional	1,103.7	4.3%	1,001.4	5%

Total Disbursed	25,577.7	100%	22,250.6	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans and committed amounts for guarantees.
(2)	Disbursed amounts represent the gross carrying amount of the loans. AIIB has made no disbursements under the guarantees.

Loans and Guarantees by Sector

AIIB classifies its financings by sector and subsector. AIIB has developed the methodology for classifying loans and guarantees by sector and subsector based on AIIB’s current and upcoming business focus, which reflects AIIB’s mission of “Financing Infrastructure for Tomorrow,” as well as sector and non-sector strategies. The classifications were also developed by reference to sector taxonomies developed by other MDBs. AIIB recognizes that the sectors and subsectors in its classification methodology may be cross-cutting. As a result, although the classification methodology has been developed to provide a consistent approach to classifying financings, AIIB may exercise discretion in determining how to classify certain financings, including projects that may relate to more than one sector or be in new business areas. AIIB periodically reviews its classification methodology to enable it to continue to reflect AIIB’s priorities.

AIIB classifies its financings into 13 sectors: energy, digital infrastructure and technology, transport, urban, water, health infrastructure, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development, other productive sectors and other. AIIB may also classify a financing as multisector.

Financings in the energy sector mainly relate to (i) conventional energy generation; (ii) renewable energy generation, including solar, wind, hydropower, geothermal, biomass and waste, as well as hybrid forms that combine energy storage and/or multiple renewable energy generation technologies; (iii) electricity transmission and distribution; (iv) energy storage; (v) hydrogen production and transportation; (vi) gas processing, storage, transportation and distribution; (vii) district heating and cooling networks; and (viii) energy efficiency and demand-side management.

Financings in the digital infrastructure and technology sector mainly relate to digital infrastructure and technology that is applicable to infrastructure, and include projects to support (i) connectivity; (ii) data processing and storage; (iii) development of new software and applications; and (iv) interfaces between users, digital services and applications through terminals and devices.

Financings in the transport sector mainly relate to (i) road connectivity and safety; (ii) railway projects; (iii) port and other waterway infrastructure; (iv) aviation; (v) urban transportation; and (vi) other issues related to transport logistics.

Financings in the urban sector mainly relate to (i) urban re-development; (ii) affordable housing; (iii) projects for the improvement of urban public services, such as street lighting, park facilities and digital public service delivery portals; (iv) integrated waste management; (v) renovation and protection of cultural heritage; (vi) urban tourism; (vii) urban resilience in the form of systems or facilities that enable cities to maintain continuity during shocks and stress; and (viii) urban integrated development in the form of multisectoral urban or suburban development initiatives, such as industrial parks, special economic zones, commercial business districts, new district development and satellite cities.

Financings in the water sector mainly relate to (i) water supply, sanitation and wastewater treatment; (ii) irrigation and drainage; (iii) water resources management; and (iv) water disaster resilience.

Financings in the health infrastructure sector mainly relate to (i) the construction, rehabilitation, upgrade and expansion of health care facilities; (ii) the digitalization of health care service; (iii) the improvement of energy efficiency; and (iv) the improvement of vaccine-manufacturing processes.

Financings in the education infrastructure sector mainly relate to (i) the construction, rehabilitation, upgrade and expansion of educational facilities; and (ii) the development of the digital infrastructure of schools.

The economic resilience/policy-based financing, public health and finance/liquidity sectors represent financings under the CRF. Economic resilience/policy-based financings are designed to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) in cases such as the COVID-19 pandemic. Financings in the public health sector are designed to address immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector). Financings in the finance/liquidity sector mainly relate to (i) capital markets transactions; (ii) loans to financial institutions; and (iii) investment funds transactions.

Financings in the rural infrastructure and agricultural development sector mainly relate to (i) land conservation and soil management and (ii) the support of rural market infrastructure.

Financings in other productive sectors mainly relate to projects that support industry, non-urban tourism and agricultural production.

Financings in other sectors include projects that support disaster prevention and rehabilitation.

The following table sets forth AIIB’s loan and guarantee portfolio by sector, as classified by AIIB in accordance with the methodology described above:

	As of September 30, 2024		As of December 31, 2023
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Energy	2,753.0	18.5%	2,690.9	23%
Digital Infrastructure and Technology	—	—	—	0%
Transport	4,449.4	29.8%	4,508.3	39%
Urban	952.3	6.4%	1,061.8	9%
Water	2,434.9	16.3%	2,399.3	20%
Health Infrastructure	1,082.6	7.3%	—	0%
Education Infrastructure	97.2	0.7%	130.6	1%
Economic Resilience/PBF(2) (CRF)	1,217.2	8.2%	397.5	3%
Public Health (CRF)	190.8	1.3%	287.5	2%
Finance/Liquidity (CRF)	9.8	0.1%	75.8	1%
Rural Infrastructure and Agricultural Development	39.9	0.3%	50.7	0%
Other Productive Sectors	—	—	—	0%
Other	53.1	0.4%	58.3	0%
Multisector	1,593.2	10.7%	298.7	2%

Total Committed	14,873.3	100%	11,959.4	100%

	As of September 30, 2024		As of December 31, 2023
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Disbursed Amounts(3)
Energy	3,264.9	12.8%	3,050.0	14%
Digital Infrastructure and Technology	138.0	0.5%	205.1	1%
Transport	2,845.8	11.1%	2,334.3	10%
Urban	1,157.7	4.5%	997.5	4%
Water	1,483.9	5.8%	1,273.7	6%
Health Infrastructure	(1.9)	0%	—	0%
Education Infrastructure	155.4	0.6%	119.3	1%
Economic Resilience/PBF (CRF)	10,449.3	40.9%	8,727.1	39%
Public Health (CRF)	3,171.3	12.4%	3,100.9	14%
Finance/Liquidity (CRF)	1,746.2	6.8%	1,991.3	9%
Rural Infrastructure and Agricultural Development	43.2	0.2%	31.6	0%
Other Productive Sectors	—	—	—	0%
Other	483.3	1.9%	21.7	0%
Multisector	640.8	2.5%	398.1	2%

Total Disbursed	25,577.7	100%	22,250.6	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans and committed amounts for guarantees.
(2)	PBF refers to policy-based extension financing.
(3)	Disbursed amounts represent the gross carrying amount of the loans. AIIB has made no disbursements under the guarantees.

Loan and Guarantee Maturity

As of September 30, 2024, based on the final repayment date of the loans and the expiry date of guarantees, US$2,481.7 million of AIIB’s committed and disbursed loans and committed guarantees is scheduled to mature through 2028, US$15,626.6 million is scheduled to mature in 2029-2039 and US$22,342.7 million is scheduled to mature from 2040 onwards.

Ten Largest Obligors

The following table sets forth the aggregate principal amount of loans and guarantees (reflecting amounts that are committed or disbursed) to AIIB’s ten largest obligors, determined based on committed and disbursed amounts for both sovereign-backed and non-sovereign-backed loans and committed amounts for guarantees, as of September 30, 2024:

Obligor	Amount (in millions of US$)	As a percentage of total loan and guarantee portfolio
Republic of India	8,426.5	20.8%
Republic of Indonesia	5,281.7	13.1%
Republic of the Philippines	3,873.2	9.6%
People’s Republic of Bangladesh	3,708.8	9.2%
Republic of Türkiye	3,277.5	8.1%
Republic of Uzbekistan	2,431.9	6.0%
Islamic Republic of Pakistan	2,398.0	5.9%
People’s Republic of China	2,379.4	5.9%
Arab Republic of Egypt	846.2	2.1%
Republic of Azerbaijan	646.2	1.6%

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on loan investments, including the amortization of front-end fees and other costs related to loan origination; (ii) interest earned on cash, cash equivalents and deposits (primarily, term deposits); and (iii) interest earned on bond investments.

Nine Months Ended September 30, 2024 and 2023. AIIB’s total interest income increased to US$1,689.6 million for the nine months ended September

30, 2024 from US$1,381.8 million for the nine months ended September 30, 2023, mainly as a result of an increase in interest income earned on loan investments and on bond investments. Interest income from loan investments increased to US$1,152.0 million for the nine months ended September 30, 2024 from US$874.5 million for the nine months ended September 30, 2023, mainly due to an increase in AIIB’s loan volume, as well as higher interest rates. Interest income from bond investments increased to US$276.4 million for the nine months ended September 30, 2024 from US$122.9 million for the nine months ended September 30, 2023, mainly as a result of an increase in bond investments combined with a higher interest rate environment. Interest income from cash, cash equivalents and deposits decreased to US$261.2 million for the nine months ended September 30, 2024 from US$384.4 million for the nine months ended September 30, 2023, mainly as a result of a lower average cash and cash equivalent balance during the nine months ended September 30, 2024, as compared to the average cash and cash equivalent balance during the nine months ended September 30, 2023.

For the nine months ended September 30, 2024, 68% of AIIB’s total interest income was from loan investments, 15% was from cash, cash equivalents and deposits, 16% was from bond investments, and less than 1% was from reverse repurchase agreements. For the nine months ended September 30, 2023, 63% of AIIB’s total interest income was from loan investments, 28% was from cash, cash equivalents and deposits, and 9% was from bond investments.

Interest Expense

Interest expense mainly consists of interest expense on borrowings.

Nine Months Ended September 30, 2024 and 2023. AIIB’s interest expense increased to US$871.4 million for the nine months ended September 30, 2024 from US$563.9 million for the nine months ended September 30, 2023, mainly as a result of higher interest rates and an increase in outstanding bond issuances. The table below sets forth the aggregate notional amounts of AIIB’s outstanding borrowings as of September 30, 2024 and September 30, 2023:

	September 30, 2024(1)(2)		As of September 30, 2023(1)(2)
Currency	Notional Amount (in millions)	Notional Amount (in millions of US$)	Notional Amount (in millions)	Notional Amount (in millions of US$)
Australian dollars	1,550.00	1,073.69	1,550.00	1,004.71
Chinese yuan	16,223.00	2,316.41	12,385.00	1,697.82
Euro	2,650.00	2,969.59	1,650.00	1,750.32
Georgian lari	266.60	97.75	266.60	99.63
Hong Kong dollars	4,720.00	607.65	6,010.00	767.66
Indian rupee	84,570.00	1,008.92	23,570.00	283.78
Indonesian rupiah	1,017,000.00	71.19	1,137,000.00	68.22
Mexican pesos	15,151.75	770.16	12,600.00	722.74
Philippine pesos	4,800.00	85.68	6,900.00	121.92
Polish zloty	100.00	26.19	100.00	22.88
Pound sterling	3,300.00	4,427.94	2,550.00	3,119.93
Russian rubles	6,677.70	71.45	6,677.70	68.58
South African rand	500.00	29.21	560.00	29.81
Swiss franc	200.00	237.14	200.00	219.80
Thai baht	350.00	10.87	350.00	9.60
Turkish lira	8,900.00	260.41	11,060.00	403.36
U.S. dollars	22,100.00	22,100.00	20,125.00	20,125.00

Total		36,164.25		30,515.75

Notes:

(1)

The amounts set forth in this table exclude amounts of borrowings issued pursuant to AIIB’s ECP Programme. Under the ECP Programme, during the year ended September 30, 2024, AIIB issued an aggregate amount of US$5,431.9 million of zero coupon notes and redeemed an aggregate amount of US$4,739.2 million equivalent of zero coupon notes, resulting in a net increase of US$692.7 million equivalent of borrowings.

(2)

The figures included in this table do not include premiums, discounts and other accounting adjustments. For the amounts of AIIB’s borrowings as of September 30, 2024, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of September 30, 2024 and Note C12 thereto, which are included in the Interim Financial Statements. For the amounts of AIIB’s borrowings as of September 30, 2023, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of September 30, 2023 and Note C13 thereto, which are included in AIIB’s unaudited interim condensed financial statements as of and for the nine months ended September 30, 2023, included in Exhibit 13 to AIIB’s annual report on Form 18-K for the fiscal year ended December 31, 2022.

Net Interest Income

Net interest income is interest income less interest expense.

Nine Months Ended September 30, 2024 and 2023. Mainly for the reasons set forth above, AIIB’s net interest income increased to US$818.3 million for the nine months ended September 30, 2024 from US$817.9 million for the nine months ended September 30, 2023.

Net Fee and Commission Income

Net fee and commission income mainly consists of loan and guarantee fees charged to borrowers and administrative fees due to AIIB, including, administrative and financial services provided with respect to AIIB’s role as the administrator of the Multilateral Cooperation Center for Development Finance, less co-financing service fees paid in respect of co-financing arrangements.

Nine Months Ended September 30, 2024 and 2023. AIIB’s net fee and commission income increased to US$28.9 million for the nine months ended September 30, 2024 from US$24.8 million for the nine months ended September 30, 2023, mainly as a result of an increase in loan and guarantee fees resulting from higher loan and guarantee volumes. Loan and guarantee fees increased to US$30.7 million for the nine months ended September 30, 2024 from US$26.2 million for the nine months ended September 30, 2023.

Net Gain on Financial Instruments Measured at Fair Value Through Profit or Loss

Net gain on financial instruments measured at fair value through profit or loss reflects the change in fair value of (i) AIIB’s investments in debt securities, including bond investments, commercial paper and certificates of deposit, that are measured at fair value through profit or loss; (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB; (iii) derivatives associated with each of AIIB’s borrowings, loans and treasury portfolio; (iv) AIIB’s investments in money market funds; (v) AIIB’s investments with equity participation, which include investments in limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds, investments in venture capital associates and others; (vi) a fixed-income portfolio managed by an external asset manager whose primary objective is to develop climate bond markets in Asia; and (vii) AIIB’s own borrowings.

Nine Months Ended September 30, 2024 and 2023. AIIB’s net gain on financial instruments measured at fair value through profit or loss decreased to US$162.9 million for the nine months ended September 30, 2024 from US$190.4 million for the nine months ended September 30, 2023. The net gain for the nine months ended September 30, 2024 was mainly due to net gains on (i) AIIB’s bond investments measured at fair value through profit or loss; (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB; (iii) AIIB’s investments in certificates of deposit and commercial paper that are actively managed as part of the Bank’s treasury portfolio; (iv) AIIB’s investments in money market funds; and (v) AIIB’s investments with equity participation, including investments in limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds as well as investments in venture capital associates. The net gain on financial instruments measured at fair value through profit or loss for the nine months ended September 30, 2024 was offset in part by (i) fair value losses on AIIB’s borrowings, determined on a net basis including fair value losses on those borrowings and fair value gains on the derivatives entered into to hedge those borrowings, and (ii) fair value losses on derivatives AIIB has entered into to hedge its loan portfolio. The net gain for the nine months ended September 30, 2023 was mainly due to gains on (i) derivatives held by AIIB to hedge its treasury investment portfolio, (ii) AIIB’s treasury investment portfolio, including bond investments of high credit quality, high credit quality certificates of deposit and commercial paper, money market funds and portfolios of high credit quality securities managed by external asset managers engaged by AIIB; (iii) limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds (including AIIB) and investments in trust, as well as on bond investments managed as part of AIIB’s investment operations; and (iv) a fixed-income portfolio managed by an external asset manager whose primary objective is to develop climate bond markets in Asia.

Net Loss on Financial Instruments Measured at Amortized Cost

Net loss on financial instruments measured at amortized cost reflects the change in amortized cost of the Bank’s investments in (i) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB; (ii) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB; and (iii) a fixed-income portfolio which comprises, among others, Asian infrastructure-related bonds.

Nine Months Ended September 30, 2024 and 2023. AIIB’s net loss on financial instruments measured at amortized cost was US$0.2 million for the nine months ended September 30, 2024 and US$4.4 million for the nine months ended September 30, 2023. The net loss for the nine months ended September 30, 2024 and the nine months ended September 30, 2023 mainly resulted from the disposal of certain bonds in the fixed-income portfolio which comprises, among others, Asian infrastructure-related bonds.

Impairment Provision

AIIB uses an expected credit loss (“ECL”) model to estimate credit losses on financial assets, such as loan disbursements or bond investments, and on other instruments, such as undrawn loan commitments and issued guarantees. AIIB recognizes an ECL allowance at each reporting date and recognizes an impairment provision (either an impairment loss or the reversal of an impairment loss) that reflects the change in the ECL allowance between such reporting date and the previous reporting date. Impairment provisions are driven in large part by changes in loan volumes, risk parameters related to macroeconomic outlook and changes in AIIB’s assessment of the credit risk of individual financings.

Nine Months Ended September 30, 2024 and 2023. AIIB released an impairment provision of US$55.2 million for the nine months ended September 30, 2024, compared to AIIB’s recognition of an impairment provision of US$13.7 million for the nine months ended September 30, 2023. The release of an impairment provision for the nine months ended September 30, 2024 was mainly due to revisions to AIIB’s methodology for calculating ECL in respect of defaults of sovereign-backed loans as well as AIIB’s full exit from a credit impaired loan, which were partially offset by ECL increases in respect of certain non-sovereign backed loans. The impairment provision recognized in the nine months ended September 30, 2023 was mainly due to (i) changes in the risk parameters of certain sovereign-backed and non-sovereign-backed loans and (ii) an increase in outstanding loan volumes.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans; (ii) professional service expenses; (iii) IT services; (iv) facilities and administration expenses; (v) travel expenses; (vi) issuance cost in respect of borrowings; and (vii) other expenses.

Nine Months Ended September 30, 2024 and 2023. AIIB’s general and administrative expenses increased to US$190.6 million for the nine months ended September 30, 2024 from US$164.2 million for the nine months ended September 30, 2023, mainly due to an increase in staff costs, professional service expenses, IT services, other expenses and facilities and administration expenses, which was offset in part by a decrease in issuance cost in respect of borrowings. Mainly as the result of the continuing ramp-up of AIIB’s organizational activities, staff costs increased to US$104.5 million for the nine months ended September 30, 2024 from US$86.1 million for the nine months ended September 30, 2023, professional service expenses increased to US$28.4 million for the nine months ended September 30, 2024 from US$23.1 million for the nine months ended September 30, 2023, IT services increased to US$17.2 million for the nine months ended September 30, 2024 from US$15.4 million for the nine months ended September 30, 2023, other expenses increased to US$8.4 million for the nine months ended September 30, 2024 from US$7.3 million for the nine months ended September 30, 2023, facilities and administration expenses increased to US$13.4 million for the nine months ended September 30, 2024 from US$12.9 million for the nine months ended September 30, 2023 and issuance cost in respect of borrowings decreased to US$8.5 million for the nine months ended September 30, 2024 from US$9.2 million for the nine months ended September 30, 2023.

Net Foreign Exchange Gain or Loss

Net foreign exchange gain or loss reflects the change in value, due to movements in currency exchange rates, of financial instruments held by the Bank that are measured at amortized cost. For financial instruments held by the Bank measured at fair value through profit or loss, the change in value due to movements in currency exchange rates is reported as part of their overall change in fair value through profit or loss. See “–Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss.”

Nine Months Ended September 30, 2024 and 2023. AIIB had a net foreign exchange gain of US$113.3 million for the nine months ended September 30, 2024, compared to a net foreign exchange loss of US$142.2 million for the nine months ended September 30, 2023. The net foreign exchange gain for the nine months ended September 30, 2024 was mainly due to foreign exchange gains from appreciation of the Chinese yuan, Euro and Japanese yen against the U.S. dollar and the impact such appreciations had on the U.S. dollar value of the Bank’s portfolio of local currency-denominated loans. This gain was partially offset by foreign exchange losses in connection with certain ECP issuances. The net foreign exchange loss for the nine months ended September 30, 2023 was mainly due to foreign exchange losses from the depreciation of the Russian ruble against the U.S. dollar and the impact such depreciation had on the U.S. dollar value of the Bank’s outstanding Russian ruble denominated loan (see “Recent Developments–AIIB Response to the Conflict in Ukraine”); these losses were partially offset by foreign exchange gains deriving from fair value movements on financial instruments held by the Bank to mitigate currency risks, namely, swaps.

Operating Profit

Nine Months Ended September 30, 2024 and 2023. Mainly for the reasons set forth above, AIIB’s operating profit increased to US$987.9 million for the nine months ended September 30, 2024 from US$708.5 million for the nine months ended September 30, 2023.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Nine Months Ended September 30, 2024 and 2023. AIIB’s accretion of paid-in capital receivables decreased to US$0.5 million for the nine months ended September 30, 2024 from US$1.0 million for the nine months ended September 30, 2023. This decrease was mainly due to lower contractual balances in paid-in capital receivables as of January 1, 2024 compared to January 1, 2023.

Other Comprehensive Income

For financial liabilities, such as AIIB’s borrowings, that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income (while other fair value changes are recognized under net gain or loss on financial instruments measured at fair value through profit or loss). Upon maturity of such financial liabilities, the recognition in other comprehensive income of fair value changes attributable to changes in AIIB’s own credit risk is reversed.

Nine Months Ended September 30, 2024 and 2023. AIIB experienced an unrealized loss on borrowings arising from changes in AIIB’s own credit risk of US$143.5 million for the nine months ended September 30, 2024, compared to an unrealized loss of US$99.2 million for the nine months ended September 30, 2023. The unrealized loss on borrowings for each of the nine months ended September 30, 2024 and the nine months ended September 30, 2023 was mainly the result of the tightening of the Bank’s overall credit spread against the relevant benchmark discount curves, particularly the U.S. dollar discount curve. The tightening of the Bank’s own credit spread during each of the nine months ended September 30, 2024 and the nine months ended September 30, 2023 reflected decreases in credit spreads in financial markets as compared to the nine months ended September 30, 2023 and the nine months ended September 30, 2022, respectively.

Total Comprehensive Income

Nine Months Ended September 30, 2024 and 2023. Mainly for the reasons set forth above, AIIB’s total comprehensive income increased to US$844.8 million for the nine months ended September 30, 2024 from US$610.3 million for the nine months ended September 30, 2023.

Balance Sheet

Assets

Total assets mainly consist of (i) loan investments at amortized cost; (ii) investments at fair value through profit or loss; (iii) bond investments at amortized cost; (iv) cash and cash equivalents; (v) term deposits with initial maturities of more than three months; (vi) derivative assets; (vii) other assets, including cash collateral receivables; and (vii) paid-in capital receivables.

Investments at fair value through profit or loss mainly consist of (i) bond investments of high credit quality measured at fair value through profit or loss; (ii) investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB and measured at fair value through profit or loss; and (iii) high credit quality certificates of deposit and commercial paper, which are actively managed as part of the Bank’s treasury portfolio. Bond investments at amortized cost consist of (i) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB; (ii) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB; and (iii) a fixed-income portfolio which comprises, among others, Asian infrastructure-related bonds. Cash and cash equivalents consist of (i) term deposits with initial maturities of three months or less; (ii) money market funds; and (iii) demand deposits. Cash collateral receivables reflect the collateral paid to swap counterparties.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

As of September 30, 2024 and December 31, 2023. As of September 30, 2024, AIIB’s total assets were US$60,860.1 million, compared to total assets of US$53,793.0 million as of December 31, 2023. This increase resulted mainly from (i) an increase of US$3,409.5 million in loan investments at amortized cost; (ii) an increase of US$3,105.1 million in bond investments at amortized cost; and (iii) an increase of US$1,846.7 million in cash and cash equivalents, offset in part by a decrease of US$1,005.7 million in term deposits with initial maturities of more than three months. The decrease in term deposits with initial maturities of more than three months mainly reflects the Bank’s allocation of liquidity to term deposits with initial maturities of less than three months.

Liabilities

Total liabilities mainly consist of (i) borrowings; (ii) derivative liabilities; (iii) other liabilities, such as payable and advance receipt for unsettled trades (which are ordinary-course trades executed but not settled in advance of the reporting date), cash collateral payables, deferred interest, accrued expenses, financial guarantee liabilities, staff costs payable, provisions and lease liability; and (iv) prepaid paid-in capital.

As of September 30, 2024 and December 31, 2023. As of September 30, 2024, AIIB’s total liabilities were US$38,564.4 million, compared to total liabilities of US$32,344.1 million as of December 31, 2023. This increase resulted primarily from (i) an increase of US$6,271.0 million in borrowings (see “–Income Statement–Interest Expense”) and (ii) an increase of US$439.6 million in other liabilities mainly associated with payable and advance receipt for unsettled trades and cash collateral payable.

Members’ Equity

Members’ equity consists of (i) paid-in capital; (ii) retained earnings; (iii) reserves for unrealized loss on borrowings measured at fair value attributable to changes in the Bank’s own credit risk; and (iv) reserves for accretion of paid-in capital receivables.

As of September 30, 2024 and December 31, 2023. As of September 30, 2024, AIIB’s total members’ equity was US$22,295.7 million, compared to total members’ equity of US$21,448.9 million as of December 31, 2023. This increase mainly resulted from an increase of US$987.9 million in retained earnings, offset in part by an increase of US$143.5 million in unrealized loss on borrowings measured at fair value arising from changes in AIIB’s own credit risk.

Asset Quality

As of September 30, 2024, no AIIB assets were categorized as overdue or written off, except for (i) seven bond investments measured at amortized cost that were assessed as credit impaired with a carrying amount of US$0.8 million (carrying amount net of the associated ECL allowance); (ii) one bond investment measured at fair value through profit or loss that was assessed as non-performing with a fair value of US$0.6 million; and (iii) US$200.6 million of overdue contractual undiscounted paid-in capital receivables, which are not considered impaired.

Recent Developments

AIIB Response to the Conflict in Ukraine

On March 3, 2022, in response to events taking place in Ukraine, the Bank announced it would place all activities relating to Russia and Belarus on hold and under review, including all Russia- and Belarus-related projects in the Bank’s rolling investment pipeline. AIIB’s exposure to Russia and to the Russian ruble (“RUB”), including through its financing activities, borrowings and governance and administration, is limited, consisting of the following:

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Financing activities. The Bank has one loan outstanding to a borrower in Russia, a RUB-denominated loan of RUB24 billion (approximately US$300 million as of the time of approval). The aggregate amount of this loan represents less than 1.0% of the total commitments and less than 1.5% of the total disbursements in AIIB’s overall loan portfolio as of October 31, 2024. This loan was approved in October 2020 and made to JSC Russian Railways (“RZD”), under the CRF, to support RZD against adverse effects of the COVID-19 pandemic. RZD is subject to U.S. sanctions that prohibit certain dealings in certain newly issued debt or equity of RZD (issued on or after March 26, 2022). RZD is also subject to European Union sanctions that prohibit directly or indirectly purchasing, selling or otherwise dealing with certain newly issued debt or equity of RZD (issued after April 12, 2022) and making new loans or credit to RZD after February 26, 2022. In the event the Bank were required to comply with these prohibitions related to RZD, they would be inapplicable to the Bank’s outstanding loan to RZD, which was fully disbursed as of December 2020. RZD is, as of March 24, 2022, also subject to an asset freeze under United Kingdom sanctions. The Bank does not believe that any transactions related to its outstanding loan to RZD will have a nexus to the United Kingdom. As of October 31, 2024, all funds in which the Bank has investments that are classified as multi-country financings have divested any securities that provided the Bank with direct or indirect exposure to Russia. As a result, the Bank has no such exposure through its investments in these funds.

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Borrowings. AIIB has issued four series of bonds denominated in RUB under its Global Medium Term Note Programme. One of these series of bonds remains outstanding, with an aggregate amount outstanding of RUB6.7 billion (approximately US$88.8 million equivalent as of October 31, 2024), which represents less than 0.3% of AIIB’s outstanding borrowings as of October 31, 2024. All RUB-denominated bonds issued by AIIB were hedged at the time of issuance to remove the associated interest rate and foreign exchange risk. The terms and conditions of these bonds allow for the Bank to make principal or interest payments in U.S. dollars in certain circumstances, including if the RUB is not used in the international banking community.

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Governance and administration. The Governor appointed by Russia to AIIB’s Board of Governors is currently a subject of sanctions imposed by the United States, European Union, United Kingdom and certain other jurisdictions. AIIB does not expect that these sanctions, or other sanctions that may be imposed on Governors or Directors of AIIB appointed by Russia, would be reasonably likely to affect the Bank’s operations. Neither AIIB’s Governors nor its Directors have signing authority over the Bank’s operations, and no individual Governor or Director has sole or majority decision making power with respect to the Bank. One member of AIIB’s senior management is a Russian national. This individual is not a subject of sanctions imposed by any jurisdiction.

AIIB does not have exposure to Belarus or the Belarussian ruble, other than with respect to the same governance matters and processes common to all non-regional members.